Exhibit 99.1

Regulatory release

Three and six month period ended June 30, 2012

Unaudited Condensed Interim Financial Report

On July 26, 2012, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three and six month period ended June 30, 2012 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively, “Shell”).

Contact – Investor

Relations

Europe:	Tjerk Huysinga	+31 70 377 4540
USA:	Ken Lawrence	+1 713 241 1042

Contact – Media

Europe:	Shell Media Contact	+31 70 377 3600

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 4